

Mail Stop 4631

March 22, 2016

Via E-mail
Mr. Richard J. Weller
Executive Vice President and Chief Financial Officer
Wesco Aircraft Holdings, Inc.
24911 Avenue Stanford
Valencia, CA 91355

      Re: **Wesco Aircraft Holdings, Inc.**
                Form 10-K
                Filed November 30, 2015
                File No. 1-35253

Dear Mr. Weller:

We have reviewed your response dated March 7, 2016, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2015

Management's Discussion and Analysis, page 29

Critical Accounting Policies and Estimates, page 33

Inventories, page 33

1. We have read your response to comment 1 in our letter dated February 24, 2016. In regard to the change in methodology in determining the excess and obsolescence reserve for hardware inventory that resulted in a $43.8 million increase in your reserve, we note that the inventory would typically be sold well in excess of cost. This appears to be one of the main factors that led you to determine that previous reserve amounts were appropriately determined. In this regard, please help us better understand why the scrapping of this inventory led to a $28.4 million loss during the year ended September 30, 2015.

Goodwill and Indefinite-Lived Intangible Assets, page 34

2. We have read your response to comment 2 in our letter dated February 24, 2016. As previously noted, it appears that North American Hardware had been underperforming relative to forecasts since 2012. Please help us better understand what consideration was given to this when determining that the two-step quantitative test was not necessary in each of fiscals 2013 and 2014 because the positive factors "more than out-weighed the negative factors." Please describe to us the positive and negative factors that you considered in your assessment.

3. Your disclosures in the Form 10-Q for the period ended December 31, 2015 indicate that the North American Hardware reporting unit may be continuing to underperform due to the end of the large commercial contract and we note that this reporting unit continues to have a significant amount of goodwill. To the extent that any of your reporting units, including your North American Hardware reporting unit, in the future have estimated fair values that are not substantially in excess of the carrying value if a test was performed and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
    - Identify the reporting unit;
    - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
    - The amount of goodwill;
    - A description of the methods and key assumptions used and how the key assumptions were determined;
    - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
    - A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction